UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 18, 2024

REI Capital Growth LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2584996
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

970 Summer Street, Stamford, CT 06905

(Full mailing address of principal executive offices)

203-834-1292

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On November 18, 2024, REI Capital Growth issued a press release concerning its being qualified by the Securities and Exchange Commission under Regulation A to offer for sale to the public up to 7,500,000 common shares representing membership interests in our Company.

Exhibit No.	Description

99.1	Press Release dated November 18, 2024

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REI Capital Growth LLC

Date: November 21, 2024	By:	/s/ Alan R. Blair
Name: Alan R. Blair
Title: Chief Executive Officer

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